

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

October 3, 2014

Stacy L. Fuller, Esq.
K&L Gates LLP
1601 K Street NW
Washington, D.C. 20006

Re: TrimTabs ETF Trust (the "Trust")
     Registration Statement on Form N-1A
     Registration Numbers 333-198603; 811-22995

Dear Ms. Fuller:

We have reviewed the registration statement referenced above that was filed on September 5, 2014 and have the following comments. Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement. All defined terms have the meanings ascribed to them in the prospectus. Unless the context suggests otherwise, references in this letter to the "Fund" refer to each series of the Trust.

General

We note that TrimTabs Asset Management, LLC, the Trust, TrimTabs Index Services, LLC and Foreside Fund Services, LLC have applied for an order under section 6(c) for exemptive relief from certain provisions of the 1940 Act. Please confirm in your response letter that the disclosure contained in the registration statement is and will continue to be in compliance with all of the terms and conditions of the application and order. In this regard, please note that the staff is of the view that it would be inappropriate to accelerate the registration statement prior to such time as the applicants receive an order granting the requested exemptive relief. Also, please advise us if you expect to submit any additional exemptive applications or no-action requests in connection with the registration statement.

Prospectus Front Cover Page

Expand the third paragraph to state that the Trust is a registered investment company offering shares of the Funds, which are exchange traded funds, and that Fund shares are not individually redeemable by the Funds.

TrimTabs U.S. Free-Cash-Flow ETF

Investment Objective (page 1)

Clarify what is meant by the phrase "correspond to the price and yield performance." In your response letter, explain how such a standard will enable investors to determine whether or not the Fund has achieved its investment objective.

Fees and Expenses (page 1)

We note, from the discussion of the Fund's "Principal Investment Strategies," that the Fund may invest in other registered investment companies, but also the absence of the "Acquired Fund Fees & Expenses" line item from the Fund's fee table.   Please confirm to us in your response letter that the Fund will not during its first year of operations make investments in an "Acquired Fund" at the level that triggers the need for the additional line item of Acquired Fund Fees & Expenses. If no such additional line item is required, please indicate in your response letter that any applicable Acquired Fund Fees & Expenses is nonetheless included in "Other Expenses."

In your response letter, please confirm that the Fund's Board of Trustees does not expect to approve the imposition by the Fund of any 12b-1 fees during the first 12 months of the Fund's operations.

Principal Investment Strategies (page 2)

It is unclear from the disclosure contained in the first paragraph what constitutes the universe of "eligible companies."   It appears that the eligible companies are those included in the Russell 3000 Index," as modified by screens applied by the Index Provider to seek to ensure the liquidity and investability of the Underlying Index."   If true, then briefly describe the screens that will be applied by the Index Provider to determine which companies are eligible companies.

Expand the disclosure to provide a brief explanation as to why the focus on "free cash flow" and "free cash flow yield" of companies is significant in the context of the Fund's principal investment strategy. For example, whether the goal of such a focus is to identify those companies with the greatest dividend paying potential, financial flexibility and/or growth prospects.

In your response letter, please explain how the Index Provider will determine the amount of "free cash flow" for any given company; for example, what criteria that it will use to determine the amount of "cash that a company is able to generate after spending the money required to maintain or expand its operations." In this regard, it would appear that such a subjective determination could vary for each of the 3,000 companies included in the Index Universe. Also, please indicate where the Index Provider would obtain the information needed to determine the amount of "free cash flow" for each company. It appears that much of the detailed information needed to perform the necessary calculations either could not be gleaned from publicly available sources or would otherwise be in the nature of proprietary information.

Please expand the disclosure to add a brief plain English definition of "market capitalization."

Clarify, if true, that, given the expansive scope of constituent components of the Russell 3000 Index, the "3,000 U.S. publicly traded issuers" represent a wide array of industries/sectors and market capitalizations.

The last sentence of the third paragraph states that the Fund may invest in other registered investment companies, including money market funds. The disclosure pertaining to the principal risks of the Fund specifically highlights the risks of investing in money market funds, but not the risks of investing in other types of registered investment companies. Accordingly, please add additional principal risk disclosure as appropriate.

The wording of the last sentence of the third paragraph appears to indicate that the Fund may invest up to 20% of its net assets in other registered investment companies, including money market funds, without regard to whether the Adviser believes that such investments will help the Fund to track the Underlying Index or whether they are appropriate substitutes for one or more securities in the Underlying Index. In this regard, the disclosure contained in the first paragraph on page 12 states that the Funds may not engage in temporary defensive investments. Please expand the disclosure to clarify the role of the Fund's investments in other registered investment companies, including money market funds within the context of the Fund's principal investment strategies.

Clarify why the Fund would invest in the securities of other investment companies instead of directly investing in the securities comprising the Underlying Index.

Please expand the prospectus disclosure to identify each principal type of derivative in which the Fund may invest, as applicable, and highlight their related risks. *See generally* Letter from Barry D. Miller, Associate Director, Division of Investment Management, SEC to Karrie McMillan, General Counsel, ICI (July 30, 2010).

The disclosure contained in the last paragraph states that the components of the Underlying Index are "equal-weighted." Expand the disclosure to clarify what type of weighting will be used for purposes of determining the equal weighting of the constituent components. Also clarify whether the equal-weighting standard applies to the instruments described in the third paragraph.

Disclose how investors may access publicly available information about the Underlying Index and the Index Provider's applicable index methodology.

TrimTabs Intl Free-Cash-Flow ETF

Principal Investment Strategies (page 7)

We note that the Index Universe of the Underlying Index is comprised of ten Country Sub-Indexes, and that the Underlying Index applies screens to each Country Sub-Index to seek to ensure the Underlying Index's liquidity and investibility. In your response letter, please confirm that each constituent security comprising the Country Sub-Index principally trades in a market possessing sufficient depth and liquidity so as to enable the Creation Unit holders the opportunity to enter into arbitrage transactions in respect of shares of the Fund.

Disclose why the Index Provider has specifically selected the ten countries identified on page 7 to form the pool from which it will select the ten Country Sub-Indexes.

Briefly describe the criteria that the Index Provider will use to select the single country stock indexes that will be used to represent each of the ten countries identified.

Principal Risks (page 8)

It appears from the disclosure contained in the last paragraph on page 7 that the "components" of the Underlying Index consist of the ten Country Sub-Indexes. Accordingly, please consider whether country-specific principal risk factors should be included in addition to the existing risk factor disclosures pertaining to China and Japan.

Additional Information About the Funds' Investment Strategies and Risks (page 13)

Revise the second sentence to make clear that the principal investment strategies and principal risks of the Funds are disclosed in "this Prospectus" and that the non-principal investment strategies and non-principal risks of the Funds are disclosed in the "Funds' SAI."

TrimTabs U.S. Free-Cash-Flow ETF (page 13)

The disclosure indicates that the Fund will invest at least 80% of its total assets in the components of the Underlying Index. Based on this strategy, expand the disclosure to clarify how the Fund intends to achieve a replication of the performance of the Underlying Index.

The second paragraph states that if the Fund is unable to fully replicate the Underlying Index, it may use a representative sampling indexing strategy.   Expand the disclosure to clarify whether the "representative sampling" pertains only to investments in the Fund's 20% investment basket whenever investments in its 80% investment basket do not fully replicate the Underlying Index.

Statement of Additional Information

Investment Policies and Restrictions (page 6)

Provide brief narrative disclosure of what is "permitted by the Investment Company Act" or what is "permitted under the Investment Company Act," as the case may be, in respect of each of the Funds' enumerated investment policies 1 through 6.

In the fifth enumerated investment policy, the phrase "and other financial instruments as currently exist or may in the future be developed" should be replaced with a specific identification each such "financial instruments."

Repurchase Agreements (page 19)

Clarify that repurchase agreements constitute loans that are made by the Fund. Also specify the maximum percentage of the Fund's total assets that can be invested in repurchase agreements.

Securities Lending (page 19)

Disclose that the costs of securities lending do not appear in the Fund's fee table. Also disclose, if true, that the Fund bears the entire risk of loss on any reinvested collateral received in connection with securities lending.

Expand the disclosure contained in the last paragraph to clarify that the Fund's Board of Trustees has a fiduciary obligation to recall a loan in time to vote proxies if it has knowledge that a vote concerning a material event regarding the securities will occur.

Transaction Fees   (page 37)

In the second paragraph please clarify that all redemption transaction fees will not, in the aggregate, exceed 2%. *See* Rule 22c-2 under the 1940 Act.

Financial Statements (page 45)

Include the Funds' audited financial statements and file the related consent of independent registered public accountants in a pre-effective amendment to the registration statement.

Signatures

At the time the registration statement was originally filed, Charles Biderman was the sole initial trustee of the Trust and signed the registration statement in that capacity as well as in his capacity as President, and that Minyi Chen signed in his capacity as Principal Financial Officer of the Trust. Prior to effectiveness of the registration statement, the Trust must have a board of trustees whose composition complies with the applicable provisions of the Investment Company Act. Also, please note the signature requirements of Section 6(a) of the Securities Act, which requires that the registration statement be signed by a majority of the Trust's Board of Trustees, and also signed by the Trust's principal executive officer and principal accounting officer or comptroller. In this regard, any person who occupies more than one of the positions specified in section 6(a) of the Securities Act should make explicit each capacity in which he or she signs the registration statement.

Closing

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Trust and its management are in possession of all facts relating to the Trust disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the Trust requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- The Trust is responsible for the adequacy and accuracy of the disclosure in the filing;
- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions regarding this letter, please contact me at (202) 551-6964.

Sincerely,

/s/ Dominic Minore

Dominic Minore
Senior Counsel